
12014922


SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
310
WASH, D.C.
SECTION

SECURITIES
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68269 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Trading LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York (City) N.Y (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Muller 917 620 6006
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seligson and Giannattasio, LLP
(Name – *if individual, state last, first, middle name*)

723 N Broadway (Address) White Plains (City) NY (State) 10603 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Anthony Fusco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Trading LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title

NANCY MALLOZZI
Notary Public, State of New York
No. 01MA6177128
Qualified in Kings County
Term Expires November 13, ~~2011~~ 2015

Nancy Mallozzi

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELIGSON
& GIANNATTASIO, LLP
*Certified Public Accountants and Consultants*
*Member of the Center for Audit Quality, AICPA Division for CPA Firms*
*Registered with the Public Company Accounting Oversight Board*

723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

# INDEPENDENT AUDITORS' REPORT

To the Members
Legend Trading LLC

We have audited the accompanying statement of financial condition of Legend Trading LLC (the "Company"), as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Legend Trading LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, New York
February 27, 2012

# LEGEND TRADING LLC

## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

| | |
|---|---|
| **ASSETS** | |
| Current assets: | |
| Cash and cash equivalents | $ 9,065 |
| Securities at Market | 4,282,829 |
| Receivable from clearing agent | 26,432 |
| Total current assets | 4,318,326 |
| Fixed assets | 20,000 |
| Total assets | $4,338,326 |
| **LIABILITIES & MEMBERS' EQUITY** | |
| Liabilities: | |
| Accounts payable and accrued expenses | $ 64,854 |
| Securities sold, not yet purchased | 12,192 |
| Payable to clearing agent | 269,685 |
| Total liabilities | 346,731 |
| Commitments and contingencies | |
| Members' Equity | 3,991,595 |
| Total liabilities and members' equity | $4,338,326 |

See notes to financial statements.

# LEGEND TRADING LLC

## STATEMENT OF OPERATIONS

### YEAR ENDED DECEMBER 31, 2011

| | | |
|---|---|---|
| Revenues: | | |
| Trading income and fees | | $ 1,297,263 |
| Interest and dividend income | | 63,722 |
| ECN Credits, Net | | - |
| Total revenue | | 1,360,985 |
| Expenses: | | |
| Trader distribution expenses | $ 142,299 | |
| Floor brokerage and clearance charges | 567,296 | |
| Professional fees | 156,526 | |
| Regulatory costs | 142,622 | |
| Other general and administrative expenses | 205,442 | |
| Total expenses | | 1,214,185 |
| Net income | | $ 146,800 |

See notes to financial statements.

# LEGEND TRADING LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

### YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| Members equity, January 1, 2011 | $3,487,559 |
| Member contributions | 993,155 |
| Net income | 146,800 |
| Distributions to members | (635,919) |
| Members' equity, December 31, 2011 | $3,991,595 |

See notes to financial statements

# LEGEND TRADING LLC

## STATEMENT OF CASH FLOWS

### YEAR ENDED DECEMBER 31, 2011

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | | $ 146,800 |
| Changes in operating assets and liabilities: | | |
| Receivable from clearing agent | | 100,470 |
| Securities Purchased at Market | | (841,033) |
| Securities sold, not yet purchased | | 12,192 |
| Other current assets | | 2,891 |
| Accounts payable and accrued expenses | | (50,129) |
| Payable to clearing agent | | 269,685 |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | | (359,124) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Acquisition of fixed assets | | (20,000) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Capital contributions from members | $993,155 | |
| Distributions to members | (635,919) | |
| NET CASH FLOWS FROM FINANCING ACTIVITIES | | 357,236 |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | | (21,888) |
| Cash and cash equivalents – beginning of period | | 30,953 |
| Cash and cash equivalents – end of period | | $ 9,065 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOWS: | | |
| Cash paid for: | | |
| Income taxes | | $ -- |
| Interest | | $ -- |

See notes to financial statements.

# LEGEND TRADING LLC

## NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

### NOTE 1 - ORGANIZATION

Legend Trading LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Stock Exchange ('CBSX"), and the Securities Investor Protection Corporation ("SIPC"). The Company's principal business activity is proprietary trading as principal in the securities markets. The Company has entered into a Clearing Agreement with another broker/dealer (the "Clearing Broker") which provides for all securities transactions to be cleared through the Clearing Broker on a fully disclosed basis. As a result, the Company is exempt from SEC Rule 15c3-3.

The Company was organized as a limited liability company under the laws of the State of New York in 2008. The Company was granted membership privileges with the Chicago Board Stock Exchange ("CBSX") in July 2009 and began trading operations in October 2009.

The principal owner of the Company is Stocktrade Network, Inc., which in turn is majority owned by the Manager Member of the Company. Class B members include individual traders who are required to make an initial capital contribution and who receive a percentage of their trading profits less certain allocated trading and overhead expenses.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

#### Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

#### Securities Transactions

Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

#### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

#### Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

### Income taxes

The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners.

The Financial Accounting Standards Board has deferred guidance on the application of the provisions of ASC 740, "Income Taxes", as they relate to pass-through entities. However, certain taxing jurisdictions do not recognize the Partnership's income tax status as a pass-through entity. The Company's tax return filings, should they arise, is based on its assessment of tax positions that have uncertainty as to the probability of being sustained upon examination by those jurisdictions. Therefore, the Company may be subject to income tax liability-related exposures and the anticipated more likely than not settlement of those exposures, which may result in potential future tax liabilities.

### Fair Value Measurements of Investments in Securities

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements" effective January 1, 2009. the pronouncement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The standard establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

*Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
*Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company owned $4,282,829 of Level 1 positions at market December 31, 2011.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES (continued)

### Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five years for equipment and the lesser of the estimated useful life or the lease term for leasehold improvements.

### Commitments and Contingencies

The Company paid an affiliate $20,000 per month for its allocated share of rent expense starting in May 2010. In 2011, the expense sharing agreement with the affiliate was amended to $5,000 per month and $67,500 of the amount owed pursuant to the expense sharing agreement was forgiven by the affiliate.

### Concentration

The Company maintains cash balances at financial institutions subject to Federal deposit Insurance ("FDIC") regulations. At times, the amounts on deposit exceed the FDIC insurance limit of $250,000. The Company does not expect to incur any losses regarding this concentration.

At December 31, 2011, the Company's assets are receivable from, and securities held with, its Clearing Brokers. The Company does not expect to incur any losses regarding this concentration.

## NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(12 to 1 in the first year operations). At December 31, 2011, the Company had net capital, as defined, of $187,347 which was $87,347 in excess of its required net capital of $100,000.

## NOTE 4 – OFF-BALANCE SHEET RISK

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. Its money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on its proprietary accounts.

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other brokers are unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

## NOTE 5 – SUBSEQUENT EVENT

The Company has evaluated subsequent events through the date these financial statements were available for issuance on February 27, 2012.

In February 2012, the Company was informed that CBOE's Division of Regulatory Services intends to file a report indicating there may be reasonable grounds to believe that a violation of Exchange rules has been committed. In addition to a potential violation in the area of electronic communications and storage, the main possible violation results from the claim that the Company was not in compliance with the maintenance of its required net capital requirement from May to September 2011. The notification claims that the Company did not record a payable for the amount due to a terminated member. The Company believes that it was in compliance with the net capital rules as the member in question did not terminate his membership and remained an investor with the Company until November 2011 when his interest was acquired by the Class A Member.

# SUPPLEMENTARY INFORMATION

# LEGEND TRADING LLC

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

| | |
|---|---|
| Total members' equity | $3,991,595 |
| Deductions and/or charges: | |
| Non allowable assets | 3,665,482 |
| Net capital before haircuts on securities positions | 326,113 |
| Haircuts | (95,777) |
| Undue Concentration Charges | (42,989) |
| Net capital | 187,347 |
| Minimum net capital | 100,000 |
| Excess net capital | $ 87,347 |
| Aggregate indebtedness: | |
| Accounts payable and accrued expenses and due to clearing broker | $ 334,539 |
| Ratio: aggregate indebtedness to net capital | 179% |

See notes to financial statements.

# LEGEND TRADING LLC

## RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIAOF FORM X-17A-5 DECEMBER 31, 2011

AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Aggregate indebtedness as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2011 as amended | $ 334,539 |
| Reconciling Items: | |
| None | -- |
| | $ 334,539 |

NET CAPITAL

| | |
|---|---|
| Net capital, as reported by Registrant in Part IIA of Form X-17A-5 as of December 31, 2011 as amended | $ 187,347 |
| Reconciling Items: | |
| None | -- |
| | $ 187,347 |

SELIGSON
& GIANNATTASIO, LLP
*Certified Public Accountants and Consultants*
*Member of the Center for Audit Quality, AICPA Division for CPA Firms*
*Registered with the Public Company Accounting Oversight Board*

723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE MEMBERS
LEGEND TRADING LLC

In planning and performing our audit of the financial statements and supplementary information of Legend Trading LLC (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 1 5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, count, verifications, and comparisons and recordation of differences required by Rule 17a-13.

[2] Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses We did not identify any deficiencies in internal control or control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, New York
February 27, 2012

SELIGSON
& GIANNATTASIO, LLP
*Certified Public Accountants and Consultants*
*Member of the Center for Audit Quality, AICPA Division for CPA Firms*
*Registered with the Public Company Accounting Oversight Board*

723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

To the Board of Directors of Legend Trading, LLC
45 Broadway
New York, NY 10006

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [ (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Legend Trading LLC. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, NY
February 27, 2012

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

**WORKING COPY**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Legend Trading
45 Broadway
32nd Fl
New York, NY 10006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Miller 917-620-6006

2. A. General Assessment (item 2e from page 2) $1717
   B. Less payment made with SIPC-6 filed (exclude interest) (432)
   Date Paid
   C. Less prior overpayment applied Paid with original SIPC 7 (863)
   D. Assessment balance due or (overpayment) 422
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____
   F. Total assessment balance and interest due (or overpayment carried forward) $422
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $422
   H. Overpayment carried forward $( ____ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Legend Trading
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of February, 20 12.

Managing Member
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $1,360,986 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 503325 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 170884 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 674,209 |
| 2d. SIPC Net Operating Revenues | $686,777 |
| 2e. General Assessment @ .0025 | $1717 |

(to page 1, line 2.A.)

SELIGSON
& GIANNATTASIO, LLP
*Certified Public Accountants and Consultants*
*Member of the Center for Audit Quality, AICPA Division for CPA Firms*
*Registered with the Public Company Accounting Oversight Board*

723 N. Broadway
White Plains, NY 10603
Tel: 914.428.5560
Fax: 914.428.6576

To the Board of Directors of Legend Trading, LLC
45 Broadway
New York, NY 10006

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [ (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Legend Trading LLC. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Seligson & Giannattasio LLP

Seligson & Giannattasio, LLP
White Plains, NY
February 27, 2012

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Legend Trading
45 Broadway
32nd Fl
New York, NY 10006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Miller 917-620-6006

2. A. General Assessment (item 2e from page 2) $1717

B. Less payment made with SIPC-6 filed (exclude interest) (432)

Date Paid

C. Less prior overpayment applied Paid with original SIPC-7 (863)

D. Assessment balance due or (overpayment) 422

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $422

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $422

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Legend Trading
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 27 day of February , 20 12 .

Managing Member
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 20 11 and ending Dec 31, 20 11
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,360,986 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 503325 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | 170884 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 674,209 |
| 2d. SIPC Net Operating Revenues | $ 686,777 |
| 2e. General Assessment @ .0025 | $ 1717 |

(to page 1, line 2.A.)